Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Third Quarter 2024 Results

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Clinical data presented at SITC 2024 demonstrated COM701 (anti-PVRIG) mediated anti-tumor activity with durable responses and good tolerability profile in tumors typically not responding to immunotherapy, aligned with previous data presented by the Company

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Plans to initiate, in Q2 2025, an adaptive platform trial in patients with relapsed platinum sensitive ovarian cancer in the maintenance setting, to evaluate single agent COM701 and future combinations representing an unmet need and regulatory and commercial opportunity

•	On track to initiate Phase 1 trial evaluating COM503 (anti-IL18BP) in solid tumors in Q4 2024

•	Partner AstraZeneca reported encouraging rilvegostomig data at WCLC and ESMO 2024 and advanced rilvegostomig into two additional Phase 3 lung cancer trials

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Solid balance sheet with expected cash runway into 2027 anticipated to reach potential key catalysts, including projected COM701 sub-study 1 interim analysis and support advancement of COM503 in the clinic

HOLON, ISRAEL – November 12, 2024 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced financial results for the third quarter ended September 30, 2024, and provided a corporate update.

“A highlight of the third quarter was the presentation of our validating COM701, COM902, pembrolizumab combination data in heavily pre-treated platinum resistant ovarian cancer (PROC) patients at SITC last week,” said Anat Cohen-Dayag, Ph.D., President, and Chief Executive Officer of Compugen. “We are highly encouraged that this study confirms previously presented data supporting COM701 mediated durable responses with a good tolerability profile in advanced heavily pre-treated patients. Feedback received from ovarian cancer experts supports advancing development of COM701 in an earlier disease setting. There is a need for durable and well tolerated treatment options in relapsed platinum sensitive ovarian cancer (PSOC) patients who have received prior maintenance treatment and have no options for additional maintenance therapy. These patients are less immune compromised, than more advanced patients, providing the opportunity to harness the unique mechanism of action of COM701 to potentially change the disease trajectory and improve progression free survival. In addition, since there is no established treatment for these women, targeting this patient population to evaluate COM701’s single agent activity and as a potential backbone for future combination treatments, presents a regulatory and commercial opportunity. We look forward to initiating an adaptive platform trial, starting with sub-study 1 randomizing patients with relapsed PSOC to single agent COM701 maintenance treatment or placebo in the second quarter of 2025. Since the median progression free survival of these patients is around 6 months, and this is a less competitive space than PROC for enrollment, we project having data from the interim analysis of sub-study 1 in the second half of 2026.”

Dr. Cohen-Dayag continued, “In the third quarter of 2024, we received a $30 million milestone payment from our partner Gilead following achieving FDA IND clearance for COM503, a differentiated antibody approach to harness cytokine biology for cancer therapeutics. We are on track to initiate a Phase 1 clinical trial for COM503 in advanced solid tumors, in the fourth quarter of 2024.”

Dr. Cohen-Dayag added, “Our partner, AstraZeneca, continued to advance development of rilvegostoming, their PD-1/TIGIT bispecific of which the TIGIT component is derived from COM902. In September 2024, AstraZeneca presented clinical data showing promising efficacy and a manageable safety profile in trials evaluating rilvegostomig monotherapy in lung cancer and in combination with chemotherapy in gastric cancer at the WCLC and ESMO, respectively. They also initiated two additional Phase 3 trials bringing the total number of ongoing Phase 3 trials to five. We are eligible for future milestones and mid-single-digit tiered royalty payments, presenting a significant potential revenue source for the Company.”

Next Planned Milestones
•	Q4 2024- on track to initiate Phase 1 study of COM503 in solid tumors

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Q2 2025- plan to initiate an adaptive platform trial starting with sub-study 1, randomizing patients with relapsed platinum sensitive ovarian cancer ineligible for PARPi or bevacizumab to single agent COM701 maintenance treatment or placebo

•	H2 2026- data from projected COM701 interim analysis from sub-study 1

Third Quarter 2024 Financial Highlights
Cash: As of September 30, 2024, Compugen had approximately $113.2 million in cash, cash equivalents, short-term bank deposits, long term restricted bank deposits, restricted cash and cash investments, compared with approximately $51.1 million as of December 31, 2023. Cash includes a $30 million milestone payment for COM503 IND clearance achieved in July 2024, which was subject to a 15% withholding tax and a $5 million clinical milestone payment from AstraZeneca. Compugen expects that its cash and cash related balances will be sufficient to fund its current operating plans into 2027. The Company has no debt.

Revenues: Compugen reported approximately $17.1 million in revenues for the third quarter ended September 30, 2024, compared to no revenues for the comparable period in 2023. The revenues reported reflect the recognition of a portion of the upfront and milestone payments from the license agreement with Gilead.

R&D expenses for the third quarter ended September 30, 2024, were approximately $6.3 million, a decrease from $8.3 million for the comparable period in 2023. The decrease is mainly due to the classification of COM503 R&D activities to cost of revenues coupled with lower COM503 expenses, mainly related to CMC.

G&A expenses for the third quarter ended September 30, 2024, were approximately $2.6 million, compared to approximately $2.3 million for the comparable period in 2023.

Net Profit for the third quarter ended September 30, 2024, was approximately $1.3 million, or $0.01 per basic and diluted share, compared with a net loss of approximately $9.9 million, or $0.11 per basic and diluted share, for the comparable period in 2023.

Full financial tables are included below

Conference call and webcast information
The Company will hold a conference call today, November 12, 2024, at 8:30 am ET to review its third quarter 2024 results and will be joined on the call by Dr. Oladapo Yeku, Assistant Professor of Medicine, Harvard Medical School, and Director of Translational Research, Gynecologic Oncology Program, Massachusetts General Hospital, Boston, MA and an investigator on the Company’s PROC study, presented at SITC 2024. To access the live conference call by telephone, please dial 1-866-744-5399 from the U.S., or +972-3-918-0644 internationally. The call will be available via live webcast through Compugen’s website, located at the following link. Following the live webcast, a replay will be available on the Company’s website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery platform (UnigenTM) to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has two proprietary product candidates in Phase 1 development: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Rilvegostomig, a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, is in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, of which the most advanced program, COM503, a potential first-in-class, high affinity anti-IL-18 binding protein antibody, which has been granted IND clearance from the FDA, is licensed to Gilead. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statement regarding our plan, and the timing thereof, to initiate clinical trials; statements regarding our expectations as to when we will have clinical data from our clinical trials; and statements regarding our expectation that existing cash and cash related balances will be sufficient to fund our operating plan into 2027 and the catalysts reached with such cash and cash balances. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen may not be able to advance its internal clinical stage programs through clinical development or manufacturing or successfully partner or commercialize them, or obtain marketing approval, either alone or with a collaborator, or may experience significant delays in doing so; clinical development involves a lengthy and expensive process, with an uncertain outcome and Compugen may encounter substantial delays or even an inability to begin clinical trials for any specific product or may not be able to conduct or complete its trials on the timelines it expects; Compugen has limited experience in the development of therapeutic product candidates, and it may be unable to implement its business strategy; the general market, political and economic conditions in the countries in which Compugen operates, including Israel; and the effect of the evolving nature of the recent war in in Israel. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
VP, Head of Investor Relations, and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Nine Months Ended,
	September 30,		September 30,
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	17,132	-	26,393	-
Cost of revenues	3,601	-	7,255	-
Gross profit	13,531	-	19,138	-

Operating expenses
Research and development expenses	6,306	8,338	18,899	23,544
Marketing and business development expenses	161	18	409	183
General and administrative expenses	2,568	2,272	7,238	7,249
Total operating expenses	9,035	10,628	26,546	30,976

Operating profit (loss)	4,496	(10,628)	(7,408)	(30,976)
Financial and other income, net	1,284	776	3,812	2,473
Profit (loss) before taxes on income	5,780	(9,852)	(3,596)	(28,503)
Tax benefit (expense)	(4,504)	-	(4,518)	36
Net profit (loss)	1,276	(9,852)	(8,114)	(28,467)

Basic and diluted net earnings (loss) per ordinary share	0.01	(0.11)	(0.09)	(0.33)
Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	89,535,679	88,310,329	89,524,411	87,372,604
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	89,819,474	88,310,329	89,524,411	87,372,604

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30,	December 31,
	2024	2023
	Unaudited

ASSETS

Current assets
Cash and cash equivalents	7,216	13,890
Restricted cash	-	365
Short-term bank deposits	72,351	25,053
Investment in marketable securities	33,139	11,742
Trade receivables	-	61,000
Other accounts receivable and prepaid expenses	2,122	2,529
Total current assets	114,828	114,579

Non-current assets
Restricted long-term bank deposit	539	-
Long-term prepaid expenses	1,103	1,233
Severance pay fund	3,146	2,977
Operating lease right to use asset	2,946	1,329
Property and equipment, net	954	1,216
Total non-current assets	8,688	6,755

Total assets	123,516	121,334

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	11,400	14,485
Short-term deferred revenues	15,914	11,149
Current maturity of operating lease liability	447	632
Total current liabilities	27,761	26,266

Non-current liabilities
Long-term deferred revenues	29,235	25,392
Long-term operating lease liability	2,501	719
Accrued severance pay	3,531	3,398
Total non-current liabilities	35,267	29,509

Total shareholders' equity	60,488	65,559

Total liabilities and shareholders' equity	123,516	121,334